14047502

RECEIVED MAR 0 4 2014 189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69166

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLSA Americas, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas
(No. and Street)

New York (City) | New York (State) | 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Holub | (212) 549-5062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) | New York (City) | New York (State) | 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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3/20/14

OATH OR AFFIRMATION

We, Timothy McKenna and William Holub, swear (or affirm) that, to the best of our knowledge and belief, the accompanying statement of financial condition and supporting schedules pertaining to the firm of CLSA Americas, LLC, as of December 31, 2013, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Signature

Chief Financial Officer
Title

Notary Public

JOHN STAFFIERO
Notary Public - State of New York
NO. 01ST6294878
Qualified in Westchester County
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This report contains (check all applicable boxes):

(x) Facing Page.
(x) Statement of Financial Condition.
( ) Statement of Income (Loss).
( ) Statement of Changes in Financial Condition.
( ) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) Computation of Net Capital.
( ) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) An Oath or Affirmation.
( ) A copy of the SIPC Supplemental Report.
( ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

CLSA Americas, LLC

(a wholly-owned subsidiary of CLSA BV)

Statement of Financial Condition
Pursuant to the Securities Exchange Act of 1934, Rule 17a-5
December 31, 2013
(With Independent Auditor's Report Thereon)

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CLSA Americas, LLC

(a wholly-owned subsidiary of CLSA BV)

Statement of Financial Condition

Pursuant to the Securities Exchange Act of 1934, Rule 17a-5

December 31, 2013

(With Independent Auditor's Report Thereon)

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA BV)

December 31, 2013

Table of Contents

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Independent Auditor's Report

To the Board of Managers and Member of
CLSA Americas, LLC:

We have audited the accompanying statement of financial condition of CLSA Americas, LLC ("the Company") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CLSA Americas, LLC at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA BV)

Statement of Financial Condition

December 31, 2013

(US dollars in thousands)

ASSETS

Cash and cash equivalents	$	73,745
Cash and securities segregated under Federal regulations		2,663
Receivables:		
Clearing firm		3,673
Brokers and dealers		581
Customers		1,880
Affiliates		233
Securities owned, at fair value (pledged as collateral)		4,904
Other assets		4,467
Deferred tax asset, net		2,762
Total assets	**$**	**94,908**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	1,124
Customers		581
Due to affiliates		2,528
Accrued compensation and benefits		20,106
Accrued expenses and other liabilities		4,533
Total liabilities		**28,872**
Commitments and contingencies		
Member's equity		66,036
Total liabilities and member's equity	**$**	**94,908**

The accompanying notes are an integral part of the statement of financial condition.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA BV)
Notes to Statement of Financial Condition
December 31, 2013
(US dollars in thousands)

(1) Business Description and Organization

CLSA Americas, LLC (the "Company") is a wholly-owned subsidiary of CLSA BV ("CLSA" or the "Parent"), which is indirectly wholly-owned by CITIC Securities Co., Ltd. ("CITICS"), the holding company for an international group of related financial services companies. The Company is a single member Limited Liability Company ("LLC") with the Parent, a Netherlands corporation, as the sole member. The Company is a regulated member of The New York Stock Exchange ("NYSE"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other market centers and self-regulatory organizations. The Company provides brokerage and equity research services to institutional investors. In addition, the Company is the U.S. representative broker for CLSA and certain of its subsidiaries, as well as Credit Agricole Securities (Taiwan) Co. Ltd. in compliance with SEC Rule 15a-6 (providing "15a-6 services").

The Company was formed on August 17, 2012, as a result of the intended sale of the equity brokerage and research business by Credit Agricole Securities (USA) Inc. ("CAS" or "Former Parent") as part of a larger transaction between Credit Agricole SA and CITICS (the "CITICS Transaction"). In February 2013, the Company was approved as a registered broker-dealer by the U.S. Securities and Exchange Commission ("SEC").

On May 24, 2013, the Former Parent contributed net assets and liabilities of $(10,939), as well as the equity brokerage and research business staff and management. See *Note 9*, Non-Cash Transactions, for details of the non-cash assets and liabilities assumed.

On July 31, 2013, the Company was sold by CAS to CLSA; then CITICS purchased CLSA, completing the CITICS Transaction. As a result, the immediate parent of the Company became CLSA and CITICS became the ultimate parent of the Company. Prior to the close of the CITICS transaction, CLSA and CAS were related entities. For financial accounting purposes these were transactions among entities under common control, which under US GAAP is required to be accounted for by using the carryover basis. As a result, there were no valuation adjustments recorded on the acquired or contributed assets and liabilities since the sale ultimately took place between related parties. Accordingly, no book goodwill was recorded.

(2) Significant Accounting Policies

(a) Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) ***Cash and Cash Equivalents***

Cash and cash equivalents include cash on hand, and overnight demand deposits that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value.

(d) ***Bank overdrafts***

Bank overdrafts represent outstanding checks for payments made on behalf of or to clients that have not yet been processed by the bank. As these checks are cleared through the bank the Company reduces the bank overdraft liability as well as reduces the cash and cash equivalent balance. The balance in this liability account does not represent insufficient funds.

(e) ***Loss Contingencies***

With respect to all significant litigation matters, the Company considers the likelihood of a negative outcome. If the Company determines the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the litigation. If the likelihood of a negative outcome is reasonably possible and the Company is able to determine an estimate of the possible loss or range of loss in excess of amounts already accrued, if any, the Company discloses that fact together with the estimate of the possible loss or range of loss. However, it is often difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages, the litigation is in its early stages, or when the litigation is highly complex or broad in scope. In such cases, the Company discloses that it is unable to predict the outcome or estimate a possible loss or range of loss.

(f) ***Income Taxes***

The Company has elected to be treated as a corporation for US Tax purposes as of July 31, 2013. Prior to this point, the entity was considered a disregarded entity for tax purposes and was part of the Former Parent's tax filings. Prior to the close of the CITICS transaction, CLSA and CAS were related entities under common control, and as a result in accordance with ASC 740 there were no valuation adjustments recorded on the acquired assets/liabilities since the sale ultimately took place between related parties. This did, however, result in a book to tax difference. See *Note 7*, Income Taxes, for further details.

Deferred income taxes are recorded for the effects of temporary differences between the reported amount in the statement of financial condition and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the Company's future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the

(US dollars in thousands)

opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

(g) Securities Owned, at fair value

Investments include a United States Treasury Note and US equity securities which are classified as trading. Trading investments are stated at fair value with unrealized gains and losses reported in net income. Realized gains and losses on the sale of investments are included in income in the current period. Average cost is used to determine realized gain or loss on investments sold.

See *Note 6*, Fair Value, for a description of how the Company measures the fair value of investments.

(h) Dividends Paid to Parent

It is the Company's intention to distribute to the Parent the majority of the net income earned each year, subject to certain regulatory net capital requirements and restrictions.

(3) Cash and securities segregated under Federal Regulations

As of December 31, 2013, $1,000 of cash was segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended ("Exchange Act").

As of December 31, 2013, $1,663 of cash was segregated in a separate non-interest bearing bank account in support of a Letter of Credit issued by the Company's Bank in the name of Credit Agricole Corporate and Investment Bank ("CA-CIB"), a former affiliate, in support of the sub-lease agreement executed between the Company and CA-CIB.

(4) Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers as of December 31, 2013, consist of the following:

	Receivables	Payables
Receivables/payables on unsettled trades	-	-
Securities failed-to-deliver/receive	581	1,124
	$ 581	**$ 1,124**

(US dollars in thousands)

(5) Securities owned, at fair value

The following is a summary of the cost and fair value of trading investments held as of December 31, 2013:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Trading:				
United States Treasury Note	$ 4,959		56	4,903
Equity investments	1	-		1
	$ 4,960		**56**	**4,904**

As of December 31, 2013, a United States Treasury Note of $4,903 (cost of $4,959) was held in the Company's investment account and is pledged as collateral with its clearing firm.

(6) Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three broad levels of fair value hierarchy are as follows:

- Level 1 – Quoted prices in active markets are available for identical assets or liabilities as of the reported date.
- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.
- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
U.S. Treasury Note	$	4,903		4,903
Equity securities[1]	1			1
Total assets measured at fair value	**$ 1**	**4,903**		**4,904**

[1] Primarily long positions in corporate equities held for corporate access purposes.

Following is a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

- U.S. Treasury note: We hold a United States Treasury note, which is deposited with the Company's clearing firm. It is valued based on quoted yields in secondary markets and is included in Level 2 of the valuation hierarchy.

- Equity securities: Our equity securities consist principally of long positions in corporate equities with quoted prices in active markets, which are included in Level 1 of the valuation hierarchy.

(7) Income Taxes

The Company is a Limited Liability Company, which as of July 31, 2013, has elected to be subject to federal and state corporate income taxes. Before such date the Company was treated as a disregarded entity for federal and state corporate tax purposes and was included in the tax results of its Former Parent.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Temporary differences primarily include bonuses that are not currently deductible for tax purposes. As a result of the treatment of the CITICS Transaction as an acquisition of assets for tax purposes, and the related creation of taxable bargain purchase, a Deferred Tax Liability was recorded. The tax effect of significant items comprising the net deferred tax asset is as follows:

Deferred tax asset:	
Differences between book and tax basis:	
Deferred Bonuses	$ 7,791
Bargain Purchase	$ (681)
Valuation Allowance	$(4,348)
Net deferred tax asset	$ 2,762

As this is the first year of operations for the Company, Management has established a valuation allowance of $4,348 against the deferred tax asset in excess of the current tax expense as it is more likely than not to be unrealizable.

(8) Related Party Transactions

Due to Affiliates includes expenses allocated to the Company by CLSA Limited ("Limited"), CLSA Singapore Pte Ltd ("CLSS") and SetClear Pte. Ltd., ("SetClear") and certain expenses of the Company incurred in the normal course of business paid by Limited and other affiliates.

(US dollars in thousands)

The Company executes orders for Limited, and CLSA Global Markets Pte. Ltd. ("GM") on which it earns execution fees. Orders for such affiliates are only in securities listed or traded on markets in North or South America. Receivables from affiliates as of December 31, 2013, included a net balance of $182 due from affiliates for these services.

The Company has entered into Service Level Agreements with Limited and GM as to which the Company provides sales and marketing services to US clients. Receivables from affiliates as of December 31, 2013, included a net balance of $77 due to affiliates for these services.

The Company has entered into a Service Level Agreement with CLSA (UK) Ltd. ("UK") under which UK provides US sales and marketing services to European clients. Due to affiliates as of December 31, 2013, included a net balance of $533 due to affiliates for these services.

The Company has entered into a Representative Agreement with its Parent and certain of its other subsidiaries as to which the Company acts as the 15a-6 broker for US client transactions conducted with CLSA entities. Receivables from affiliates as of December 31, 2013, included a net balance of $0 due from affiliates for these services.

The Company has entered into an agreement with SetClear for space associated with IT equipment that is located in the US. Receivables from affiliates as of December 31, 2013, included a net balance of $167 due from affiliates for these services.

The Company acts as the collection agent associated with payments for research from US clients. As such, certain amounts of funds received are payments for research of other CLSA entities. During the year ended December 31, 2013, the Company collected or issued invoices for $5,020 of which $3,156 was remitted to Limited. Payable to affiliates as of December 31, 2013, included a net balance of $578.

The Company maintains a fully disclosed clearing agreement with its Former Parent. The Company executes orders for proprietary and customer accounts only in securities listed or traded on markets in North or South America and Europe. Receivable from Clearing Firm as of December 31, 2013 included a net balance of $3,673.

The Company has a $200,000 uncommitted revolving credit facility (the "Credit Facility") with CLSA Finance Limited, an affiliate, with no established maturity date. The Credit Facility is available for the Company's business purposes. The Company can draw directly under the Credit Facility and management does not expect to draw on the Credit Facility.

The Credit Facility includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans accelerated and/or lender's commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency- or bankruptcy-related events of default, all amounts payable under the Credit Facility would automatically become immediately due and payable, and the lender's commitments would automatically terminate.

Amounts under the Credit Facility may be borrowed, repaid and re-borrowed by the Company from time to time. Voluntary prepayments by the Company are permitted at any time without fee.

(US dollars in thousands)

Borrowings under the Credit Facility bear interest at an arms-length rate to be agreed between the parties from time to time.

As of December 31, 2013, the Company had no amounts outstanding under the Credit Facility. During 2013, the Company did not draw upon the Credit Facility.

(9) Non-Cash Transactions

The following are non-cash activities:

Net liabilities assumed from Former Parent in connection with CITICS Transaction:	
Receivable from Customers	575
Receivable from Affiliates	390
Other Assets	1,485
Payable to Affiliates	(377)
Accrued compensation and benefits	(12,742)
Accrued expenses and other liabilities	(270)
Net liabilities assumed	(10,939)

Subsequent to the contribution of net assets and liabilities by the Former Parent, the Former Parent contributed cash to settle the net liabilities transferred above. This amount is reflected in the statement of cash flows.

(10) Net Capital Requirement

As a broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, exceed the greater of $250 or two percent of aggregate debit items included in the Customer Reserve Calculation, as defined by Rule 15c3-3 of the Exchange Act. As of December 31, 2013, the Company had net capital of $56,215 which was $55,965 in excess of the minimum net capital requirement of $250. Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, FINRA and other securities agencies.

(11) Risk Management

(a) Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution of various customer securities trades, which may expose the Company to off-balance sheet risk by requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a cash basis.

In accordance with industry practice, the Company records customer transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not expected to have a material adverse effect upon the Company's financial condition or results of operations.

(b) Other Counterparties

The Company is engaged in various brokerage activities on behalf of clients. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of the instrument. It is the Company's policy to review, as necessary, each counterparty's credit worthiness.

(c) Market Risk

Market risk is defined as the exposure to adverse changes in the market value of a security due to the change in the values of various risk factors. The four standard market risk categories are equity, interest rate, currency and commodity.

The Company does not engage in principal trading activities. As such the Company does not hold overnight positions.

In the course of broking the Company will, from time to time, facilitate institutional customer orders that result in market risk exposures. The Company manages the market risks associated with these activities by completing the transactions in a short period of time in a trading day. In addition, such transactions are monitored through a variety of risk measures and techniques, by establishing intra-day limits and by monitoring exposures and limits on a daily basis.

(12) Subsequent Events

We evaluated subsequent events through February 27, 2014, the date the statement of financial condition was available to be issued.

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